Exhibit 99.2

ATLASSIAN CORPORATION PLC C/O HERBERT SMITH FREEHILLS LLP EXCHANGE HOUSE PRIMROSE STREET LONDON EC2A 2EG, UNITED KINGDOM VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the internet to transmit your voting instructions and for electronic delivery of information until 11:59 p.m. (Eastern Time) on August 21, 2022 for shareholders who hold their shares in their own name and by 11:59 p.m. (Eastern Time) on August 16, 2022 for beneficial owners of shares held by Computershare DR Nominees Limited as custodian for Computershare Trustees (Jersey) Limited. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting—Go to www.virtualshareholdermeeting.com/TEAM2022 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE—1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. (Eastern Time) on August 21, 2022 for shareholders who hold their shares in their own name and by 11:59 p.m. (Eastern Time) on August 16, 2022 for beneficial owners of shares held by Computershare DR Nominees Limited as custodian for Computershare Trustees (Jersey) Limited. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. THIS IS THE BLUE PROXY CARD NOTE THAT YOU ARE ALSO RECEIVING A SEPARATE WHITE PROXY CARD FOR THE GENERAL MEETING. PLEASE COMPLETE AND RETURN BOTH PROXY CARDS. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: D88960-S48315 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED DETACH AND RETURN THIS PORTION ONLY AND RETURNED IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN. ATLASSIAN CORPORATION PLC BLUE PROXY CARD The Board of Directors recommends you vote FOR the following proposal: RESOLUTION 1. Court Scheme Proposal: To approve the scheme of arrangement as set forth in the section titled “Scheme of Arrangement” in the proxy statement of Atlassian Corporation Plc dated July 11, 2022 NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof. For Against Abstain Please indicate if you plan to attend this meeting Yes No NOTE: When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Joint owners should each sign personally. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE COURT MEETING OF SHAREHOLDERS OF ATLASSIAN TO BE HELD ON AUGUST 22, 2022. A COPY OF THE PROXY STATEMENT IS AVAILABLE AT www.proxyvote.com. PLEASE READ THE NOTICE OF COURT MEETING IN THE PROXY STATEMENT BEFORE COMPLETING AND SIGNING THE FORM. Notes 1. A member of the Company entitled to attend and vote at the Court Meeting may appoint one or more proxies to attend and vote instead of him/her. A proxy need not be a member of the Company but must attend the meeting in person to represent you. Return of a proxy card will not preclude a member from attending and voting at the Court Meeting in person should he/she so decide. 2. To appoint as a proxy a person other than the chair of the meeting insert the full name in the space provided. To appoint more than one proxy you may photocopy this form. Please indicate the proxy holder’s name and the number of Scheme Shares in relation to which they are authorised to act as your proxy (which, in aggregate, should not exceed the number of Scheme Shares held by you). Please also indicate if the proxy instruction is one of multiple instructions being given. All forms must be signed and should be returned together in the same envelope. A proxy need not be a member of the Company. D88961-S48315 ATLASSIAN CORPORATION PLC COURT MEETING AUGUST 22, 2022 AT 2:00 P.M. PACIFIC TIME THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS BLUE PROXY By an order dated July 1, 2022 made in the matter of Atlassian Corporation Plc (“Atlassian”), the Court has granted permission for a meeting of the Scheme Shareholders (as defined in the proxy statement of Atlassian dated July 11, 2022 (the “Proxy Statement”) to be convened for the purpose of considering, and if thought fit, approving (with or without modification) a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 (the “Scheme”) between Atlassian and the Scheme Shareholders (as defined in the Proxy Statement), such meeting to be held at Atlassian’s San Francisco office, located at 350 Bush Street, Floor 13, San Francisco, California 94104, USA and via live audio webcast at www.virtualshareholdermeeting.com/TEAM2022 on August 22, 2022 at 2:00 p.m. (Pacific Time) at which places and time all Scheme Shareholders are requested to attend either in person or by proxy. The undersigned hereby appoint(s) Steven Sordello or, failing him, Enrique Salem (or alternatively the person named below) as proxy with the power to appoint a substitute, and hereby authorize(s) them or their appointed substitutes to represent and to vote, as designated below, each of them or their appointed substitutes to represent and to vote, as designated below, all of the Class A ordinary shares of Atlassian and Class B ordinary shares of Atlassian held of record by the undersigned as of 6:00 p.m. (Pacific Time) on August 8, 2022, at the Court Meeting of Scheme Shareholders to be held on August 22, 2022 or any adjournment or postponement thereof. Please print the name of the person you are appointing as proxy if it is someone other than the above appointees: This BLUE proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be voted in accordance with the recommendations of the board of directors of Atlassian with respect to the resolution described on the reverse side of this proxy card and in the proxy’s discretion upon such other business as may properly come before the meeting or any adjournment or postponement thereof. The board of directors of Atlassian recommends a vote “FOR” the resolution described on the reverse side of this proxy card. SPECIAL INFORMATION FOR BENEFICIAL OWNERS OF ATLASSIAN CORPORATION PLC SHARES HELD IN THE COMPUTERSHARE DEPOSITARY: Beneficial owners of Atlassian Shares held by Computershare DR Nominees Limited as custodian for Computershare Trustees (Jersey) Limited (the “Computershare Depositary”) hereby instruct the Computershare Depositary to procure that the relevant Atlassian Shares are voted in accordance with the instructions indicated on the reverse side of this card, and in accordance with the judgement of the Computershare Depositary upon other business as may properly come before the Meeting and any adjournment or postponement thereof. You may not vote directly at the Meeting in relation to your beneficial ownership of Atlassian Shares; the Computershare Depositary shall instead procure that the relevant Atlassian Shares are voted. The Computershare Depositary must receive your proxy instructions no later than 11:59 p.m. (Eastern Time) on August 16, 2022. If no such instructions are received by this time the Computershare Depositary will take no action in respect of the relevant Atlassian Shares. Please note that Broadridge have been appointed as agent to tally the vote and provide the tabulated instructions to the Computershare Depositary prior to the Meeting. Continued and to be signed on reverse side